                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-72059

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH 5, 1999)

                                  $400,000,000
                                                                          [LOGO]

                           NOBLE DRILLING CORPORATION
                    $150,000,000 6.95% SENIOR NOTES DUE 2009
                    $250,000,000 7.50% SENIOR NOTES DUE 2019

                             ----------------------

     We are offering and selling an aggregate of $150,000,000 of our 6.95% Senior Notes due 2009 and an aggregate of $250,000,000 of our 7.50% Senior Notes due 2019. We will receive the proceeds from the sale of the notes.

     Interest on the notes is payable on March 15 and September 15 of each year, beginning September 15, 1999. The 2009 notes will mature on March 15, 2009 and the 2019 notes will mature on March 15, 2019. The notes are redeemable, as a whole or from time to time in part, at our option at the make-whole prices described in this prospectus supplement. We will also pay accrued interest to the date of any redemption.

     The notes are unsecured and rank equally with all of our other unsecured senior indebtedness. The notes will not be entitled to the benefit of any sinking fund.

                             ----------------------

                                         PUBLIC OFFERING   UNDERWRITING      PROCEEDS,
                                            PRICE(1)         DISCOUNT     BEFORE EXPENSES
                                         ---------------   ------------   ---------------
Per 6.95% Senior Note due 2009.........         99.929%            .65%          99.279%
Total..................................   $149,893,500      $  975,000     $148,918,500
Per 7.50% Senior Note due 2019.........            100%           .875%          99.125%
Total..................................   $250,000,000      $2,187,500     $247,812,500

(1) Plus accrued interest from March 16, 1999, if settlement occurs after that date

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about March 16, 1999.

                             ----------------------

                               Joint Bookrunners

MERRILL LYNCH & CO.                                         SALOMON SMITH BARNEY

                             ----------------------

           The date of this prospectus supplement is March 11, 1999.

                             ----------------------

                           FORWARD-LOOKING STATEMENTS

     We make forward-looking statements in this document, and in our public documents to which we refer, that are subject to risks and uncertainties in addition to those set forth in the accompanying prospectus. These forward-looking statements include information about possible or assumed future results of our operations. Also, when we use any of the words "anticipates," "believes," "expects" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect our future financial results and performance. This could cause our results or performance to differ materially from those we express in our forward-looking statements. You should consider these risks before you purchase any notes. These possible events or factors include the following:

     - volatility in crude oil and natural gas prices;

     - potential further deterioration in the demand for our drilling services and resulting declining dayrates;

     - cancellation by our customers of drilling contracts or letters of intent for drilling contracts or their exercise of early termination provisions generally found in our drilling contracts;

     - risks associated with our turnkey drilling operations;

     - intense competition in the drilling industry;

     - heavy demand for the equipment and services that we need in order to finish our major shipyard refurbishment and conversion projects on schedule and on budget;

     - political and economic conditions in international markets where we operate;

     - adverse weather (such as hurricanes) and seas;

     - operational risks (such as blowouts, fires and loss of production);

     - limitations on our insurance coverage; and

     - requirements and potential liability imposed by governmental regulation of the drilling industry (including environmental regulation).

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement and discussed in or incorporated by reference in the accompanying prospectus may not occur.

                             ----------------------

     You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, together with the information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may change after that date.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
                       PROSPECTUS SUPPLEMENT

Forward-Looking Statements..................................    S-2
Prospectus Supplement Summary...............................    S-5
Use of Proceeds.............................................    S-9
Capitalization..............................................   S-10
The Company.................................................   S-11
Description of Certain Other Indebtedness...................   S-17
Description of the Notes....................................   S-18
Underwriting................................................   S-26
Legal Matters...............................................   S-27

                            PROSPECTUS

About This Prospectus.......................................      2
Where You Can Find More Information.........................      2
The Company.................................................      3
Risk Factors................................................      3
Use of Proceeds.............................................      4
Ratio of Earnings to Fixed Charges..........................      5
Description of Debt Securities..............................      5
Description of Capital Stock................................     10
Plan of Distribution........................................     17
Legal Matters...............................................     18
Experts.....................................................     18

                           [intentionally left blank]

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following information may not contain all the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. As used in this prospectus supplement and the accompanying prospectus, unless otherwise required by the context, the terms "we," "us," "our" and the "Company" refer to Noble Drilling Corporation and its consolidated subsidiaries, and the term "Noble Drilling" refers only to Noble Drilling Corporation.

     The term "2009 notes" refers to the 6.95% Senior Notes due 2009, and the term "2019 notes" refers to the 7.50% Senior Notes due 2019. The term "notes" refers to the 2009 notes and the 2019 notes collectively.

     Unless otherwise indicated, the information in this prospectus supplement assumes that we purchase and retire 100 percent of the outstanding $125 million principal amount of our 9 1/8% Senior Notes due 2006 for which we commenced a tender offer on February 19, 1999. We may not succeed in purchasing and retiring all the 9 1/8% Senior Notes pursuant to our tender offer.

                                  THE COMPANY

     We are a leading provider of diversified services for the oil and gas industry. Contract drilling services are performed with our fleet of 47 offshore drilling units located in key markets worldwide. Our fleet of floating deepwater units consists of nine semisubmersibles and three dynamically positioned drillships, seven of which are designed to operate in water depths greater than 5,000 feet. Our fleet of 32 jackup rigs includes 19 premium units that operate in water depths of 300 feet and greater, four of which operate in water depths of 360 feet and greater. In addition, our fleet includes three submersible drilling units. Ten of our drilling units are capable of operating in harsh environments. Over 60 percent of the fleet is currently deployed in international markets, principally including the North Sea, Africa, Brazil, the Middle East and Mexico. We also provide engineering and production management services and turnkey drilling services.

     Noble Drilling was organized as a Delaware corporation in 1939. Noble Drilling and its predecessors have been engaged in the contract drilling of oil and gas wells for others domestically since 1921 and internationally during various periods since 1939.

                                  THE OFFERING

Notes Offered..............  $150 million principal amount of 6.95% Senior Notes due 2009 and $250 million principal amount of 7.50% Senior Notes due 2019.

Maturity Dates.............  March 15, 2009 for the 2009 notes and March 15,
                             2019 for the 2019 notes.

Interest Payment Dates.....  March 15 and September 15 of each year, commencing
                             September 15, 1999.

Optional Redemption........  We have the option to redeem each series of notes, at any time in whole or from time to time in part, on any date before maturity at prices equal to 100 percent of the principal amount of notes redeemed plus (1) accrued interest to the redemption date and (2) a make-whole premium. See "Description of the Notes -- Redemption."

Sinking Fund...............  The notes do not have the benefit of any sinking fund.

Ranking....................  The notes will:

                             - be our general unsecured senior obligations;

                             - rank equally with all our existing and future
                               unsecured senior indebtedness, which as of December 31, 1998 and as adjusted for the use of a portion of the proceeds from the notes offered hereby to purchase and retire an assumed 100 percent of our 9 1/8% Senior Notes due 2006, totaled approximately $11 million;

                             - be effectively junior to any future secured
                               indebtedness and to all existing and future indebtedness of our subsidiaries, which, together, as of December 31, 1998, totaled approximately $372 million; and

                             - rank senior to any future subordinated
                               indebtedness.

                             See "Capitalization" and "Description of the Notes."

Certain Covenants..........  The indenture governing both series of notes will contain covenants that, among other things, will limit our ability to:

                             - create certain liens;

                             - engage in certain sale and lease-back
                               transactions; and

                             - merge, consolidate and sell assets, except under
                               certain conditions.

                             These covenants have various exceptions and qualifications, which are described under "Description of the Notes -- Certain Covenants."

Use of Proceeds............  We will use the net proceeds of the offering to:

                             - fund the estimated $143 million necessary to
                               purchase and retire an assumed 100 percent of our outstanding $125 million principal amount of 9 1/8% Senior Notes due 2006 for which we commenced a tender offer on February 19, 1999;

                             - repay the outstanding balance on our $200 million
                               unsecured revolving bank credit facility, which was $75 million as of the date hereof; and

                             - fund a portion of the capital expenditures we
                               expect to incur in our ongoing conversion of the Noble Amos Runner and the Noble Max Smith into EVA-4000(TM) semisubmersibles and the conversion of the Noble Homer Ferrington.

                             See "Use of Proceeds" and "Capitalization."

Absence of a Public Market
for the Notes..............  Each series of the notes will be a new issue of securities for which there is currently no market. We cannot provide any assurance about:

                             - the liquidity of any markets that may develop for
                               the notes;

                             - your ability to sell notes that you purchase; or

                             - the prices at which you will be able to sell your
                               notes.

                             Future trading prices of the notes will depend upon many factors, including:

                             - prevailing interest rates;

                             - our operating results;

                             - ratings of the notes; and

                             - the market for similar securities.

                             Although the representatives of the underwriters have informed us that they each currently intend to make a market in the notes, they are not obligated to do so. Any such market making may be discontinued at any time without notice. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system.

Risk Factors...............  We urge you to consider carefully the risks described in "Risk Factors," beginning on page 3 of the accompanying prospectus, and elsewhere in or incorporated by reference in this prospectus supplement and the prospectus, before you make an investment decision.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                         YEAR ENDED DECEMBER 31,
                                        ----------------------------------------------------------
                                          1994       1995        1996         1997         1998
                                        --------   --------   ----------   ----------   ----------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
STATEMENT OF OPERATIONS DATA:(1)
Operating revenues....................  $351,988   $327,968   $  514,253   $  713,195   $  788,241
Income before extraordinary charge and
  preferred stock dividends(2)........    21,523      1,594       79,297      263,882      162,032
Net income (loss) applicable to common
  shares(2)(3)........................     8,759     (5,605)      72,597      257,197      162,032
BALANCE SHEET DATA (AT END OF PERIOD):(1)
Property and equipment, net...........  $493,322   $542,978   $  957,034   $1,182,927   $1,649,133
Total assets..........................   739,889    742,530    1,367,173    1,505,811    2,178,632
Long-term debt........................   126,546    129,923      239,272      138,139      460,842
Total debt(4).........................   132,790    142,133      242,894      147,837      609,628
Shareholders' equity..................   527,611    523,493      925,249    1,149,054    1,310,473
OTHER DATA:(1)
EBITDA(5).............................  $ 57,682   $ 47,941   $  128,595   $  257,716   $  301,462
Capital expenditures..................    55,834     91,202      216,887      391,065      540,571
Cash flows from operating
  activities..........................    78,364     28,344      138,076      203,741      263,081
Cash flows from investing
  activities..........................   (35,331)   (64,949)    (386,573)    (128,262)    (550,236)
Cash flows from financing
  activities..........................   (17,047)   (17,251)     356,822     (175,194)     448,250
Ratio of EBITDA to interest
  expense(6)..........................       4.7x       3.9x         6.9x        15.1x        13.5x
Ratio of earnings to fixed
  charges(7)..........................       3.1        1.4          6.0         20.6         10.2

---------------

(1) The summary consolidated financial information includes the 1996 acquisition of Royal Nedlloyd N.V.'s offshore drilling division and the 1994 acquisition of Triton Engineering Services Company, both of which were accounted for under the purchase method. Certain reclassifications have been made in prior year financial information to conform to the classifications used in 1998.

(2) Effective January 1, 1995, we revised our estimates of salvage values and remaining depreciable lives of certain rigs. The effect of this revision was a decrease to depreciation and amortization of $6,160,000 in 1995. The amounts include non-recurring gains on sales of property and equipment, net of impairments and income taxes of $8,858,000, $829,000, $19,856,000 and $128,489,000 in 1994, 1995, 1996 and 1997, respectively.

(3) The amounts include net extraordinary charges of $660,000 in 1996 and $6,685,000 in 1997.

(4) Consists of long-term debt ($460,842,000 in 1998), short-term debt ($101,227,000 in 1998) and current installments of long-term debt ($47,559,000 in 1998). The 1998 amount includes $112,250,000 principal amount of fixed rate senior secured notes issued by an indirect, wholly owned subsidiary of Noble Drilling, which notes are non-recourse except to the issuer thereof.

(5) EBITDA (for purposes of this table, defined to mean operating income before gains on sales of property and equipment, net of impairments and depreciation and amortization) is presented here to provide additional information about our operations. EBITDA is not a generally accepted accounting principles financial indicator and should not be considered an alternative to operating income or cash flow from operations or as an indication of our performance or a measure of our liquidity.

(6) For this calculation, interest expense includes capitalized interest of $0, $0, $0, $4,218,000 and $17,200,000 for 1994, 1995, 1996, 1997 and 1998,
    respectively.

(7) These computations include Noble Drilling and its subsidiaries and companies in which it owns 50 percent or less of the outstanding equity. For these ratios, "earnings" is determined by adding "total fixed charges" (excluding interest capitalized), income taxes, minority common stockholders' equity in net income and amortization of interest capitalized to income from continuing operations after eliminating equity in undistributed earnings and adding back losses of companies in which at least 20 percent but less than 50 percent equity is owned. For this purpose, "total fixed charges" consists of (i) interest on all indebtedness and amortization of debt discount and expense, (ii) interest capitalized and (iii) an interest factor attributable to rentals.

                                USE OF PROCEEDS

     We expect to receive net proceeds from the sale of the notes of approximately $396.4 million, after deducting underwriting discounts, commissions and offering expenses. We presently intend to use the net proceeds to (i) fund the estimated $143 million necessary to purchase and retire an assumed 100 percent of our outstanding $125 million principal amount of 9 1/8% Senior Notes due 2006 for which we commenced a tender offer on February 19, 1999, (ii) repay the outstanding balance on our $200 million unsecured revolving bank credit facility, which was $75 million as of the date hereof, and (iii) fund a portion of the capital expenditures we expect to incur in our ongoing conversion of the Noble Amos Runner and Noble Max Smith into EVA-4000(TM) semisubmersibles and the conversion of the Noble Homer Ferrington. We plan to invest the net proceeds in short-term, interest bearing securities pending their use as described. The rate of interest under our bank credit facility was 5.47% per annum as of the date hereof.

                                 CAPITALIZATION

     The following table sets forth our consolidated (i) cash and cash equivalents, (ii) short-term debt and current installments of long-term debt and
(iii) total capitalization at December 31, 1998, and as adjusted to reflect the issuance of the notes in the aggregate principal amount of $400 million and the application of the net proceeds thereof.

                                                              AS OF DECEMBER 31, 1998
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $  211,012   $  364,412
                                                              ==========   ==========
Short-term debt and current installments of long-term
  debt(1)...................................................  $  148,786   $   48,786
                                                              ==========   ==========
Long-term debt:
  9 1/8% Senior Notes due 2006 net of unamortized
     discount(2)............................................  $  124,825   $       --
  Project financings:
     Wolff Notes............................................     145,000      145,000
     Romano Notes(3)........................................     112,250      112,250
     Thompson Notes.........................................     115,000      115,000
  Insurance financing.......................................      11,326       11,326
  Notes offered hereby......................................          --      400,000
  Less: Current installments................................     (47,559)     (47,559)
                                                              ----------   ----------
          Total long-term debt..............................     460,842      736,017
                                                              ----------   ----------
Shareholders' equity(4).....................................   1,310,473    1,297,473
                                                              ----------   ----------
          Total capitalization..............................  $1,771,315   $2,033,490
                                                              ==========   ==========

---------------

(1) At December 31, 1998, we had a line of credit totaling $200,000,000, including a letter of credit facility totaling $40,000,000. As of December 31, 1998, the outstanding principal balance was $100,000,000 under this line of credit with an additional $3,792,000 committed to outstanding letters of credit. As of such date, $96,208,000 remained available under this credit facility. As of the date hereof, the outstanding principal balance was $75,000,000. After the application of the net proceeds as described above, we will have $196,208,000 available under this line of credit and $3,792,000 committed to outstanding letters of credit.

(2) Assumes that we purchase and retire all the outstanding $125 million principal amount of our 9 1/8% Senior Notes due 2006 for which we commenced a tender offer on February 19, 1999.

(3) The Romano Notes, issued by an indirect, wholly owned subsidiary of Noble Drilling, are non-recourse except to the issuer thereof.

(4) The As Adjusted amount includes the effect of an extraordinary charge, net of taxes, related to the purchase and retirement of an assumed 100 percent of our 9 1/8% Senior Notes due 2006. The extraordinary charge represents the difference between the total consideration paid and the net carrying value of the 2006 notes, including unamortized debt issuance costs.

                                  THE COMPANY

     We are a leading provider of diversified services for the oil and gas industry. Contract drilling services are performed with our fleet of 47 offshore drilling units located in key markets worldwide. Our fleet of floating deepwater units consists of nine semisubmersibles and three dynamically positioned drillships, seven of which are designed to operate in water depths greater than 5,000 feet. Our fleet of 32 jackup rigs includes 19 premium units that operate in water depths of 300 feet and greater, four of which operate in water depths of 360 feet and greater. In addition, our fleet includes three submersible drilling units. Ten of our drilling units are capable of operating in harsh environments. Over 60 percent of the fleet is currently deployed in international markets, principally including the North Sea, Africa, Brazil, the Middle East and Mexico. We also provide engineering and production management services and turnkey drilling services.

     Noble Drilling was organized as a Delaware corporation in 1939. Noble Drilling and its predecessors have been engaged in the contract drilling of oil and gas wells for others domestically since 1921 and internationally during various periods since 1939.

     Our principal executive offices are located at 10370 Richmond Avenue, Houston, Texas 77042, and our telephone number is (713) 974-3131.

INDUSTRY CONDITIONS

     During the second quarter of 1998, demand for offshore drilling rigs in the U.S. Gulf of Mexico began to soften and, as a result, rig utilization and dayrates began declining in mid-1998. Later in 1998, international demand for offshore drilling rigs weakened and rig utilization and dayrates began declining in those markets. We believe this decreased demand is largely attributable to depressed oil prices that began declining in 1997 and have remained at low levels as compared to average prices in recent years. Continued softness in the demand for drilling services will adversely affect our ability to renew drilling contracts.

     Demand for drilling services depends on a variety of economic and political factors, including worldwide demand for oil and gas, the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and pricing, the level of production of non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and gas reserves.

     We believe that any decrease from current oil and gas prices, or extended periods at current price levels, will further depress the level of exploration and production activity and result in a corresponding decline in demand for our services. Furthermore, the continued consolidation of the oil and gas industry, as evidenced by the announcement and completion of several recent transactions, has resulted in, and is likely to continue to result in, a reduction in the amount of capital spent on exploration and production activities.

BUSINESS STRATEGY

     In recent years, we have focused on increasing the number of rigs in our fleet capable of deepwater offshore drilling. We have incorporated this focus into our broader, long-standing business strategy to actively expand our international and offshore deepwater capabilities through acquisitions, rig upgrades and modifications, and to redeploy assets in important geological areas.

  Deepwater Conversions

     A principal component of our deepwater strategy is our EVA-4000(TM) semisubmersible conversion program. The EVA-4000(TM) is our proprietary design that we believe allows us to convert our three-column submersible drilling rigs into ultra-deepwater semisubmersibles at a lower cost and on an accelerated delivery schedule versus a new construction project. We delivered our first EVA-4000(TM) semisubmersible, the Noble Paul Romano, in the fourth quarter of 1998, and our second EVA-4000(TM) conversion, the Noble Paul Wolff, is under tow to Brazil for a scheduled delivery in the first quarter of 1999. Four other semisubmersible conversions are in progress, including three EVA-4000(TM) conversions, and are expected to be available for service in 1999 or early 2000.

     The Noble Paul Romano, which is capable of drilling in 6,000 feet of water, is contracted to Shell Deepwater Development Inc. ("Shell Deepwater"), an affiliate of Shell Oil Company, for a five year contract in the U.S. Gulf of Mexico. The Noble Paul Wolff, a dynamically positioned unit capable of drilling in 8,900 feet of water, is contracted to Petroleo Brasiliero S.A. ("Petrobras") for six years in Brazil.

     The Noble Jim Thompson, which will be capable of drilling in 6,000 feet of water, is contracted to Shell Deepwater for an initial term of three years, with options to extend by Shell Deepwater, in the U.S. Gulf of Mexico. Delivery is anticipated in the second quarter of 1999. The Noble Amos Runner, which will be capable of drilling in 6,600 feet of water, is contracted to a rig-sharing consortium of operators for a five year term in the U.S. Gulf of Mexico. The rig is expected to be delivered in the third quarter of 1999. The Noble Max Smith, which is currently subject to a letter of intent, will be capable of drilling in 6,000 feet of water. We are in the process of finalizing a five year drilling contract with Amerada Hess Corporation and Union Pacific Resources Corporation to work the unit in the U.S. Gulf of Mexico. The rig is expected to be delivered in late 1999. The Noble Homer Ferrington is subject to a letter of intent with Samedan Oil Corporation and Mariner Energy, Inc. for a five year drilling contract in the U.S. Gulf of Mexico. We continue to meet with these two operators to work toward the finalization of the drilling contract and related rig sharing agreement. In connection with such meetings, Mariner has expressed its position that the letter of intent expired by its terms on May 1, 1998, and further expressed its intention to work toward a mutually acceptable outcome because Mariner still needs access to such a deepwater rig. We do not agree with the position that the letter of intent has expired, and we also intend to continue to work toward a mutually acceptable outcome. Shipyard work on the rig, which will be capable of drilling in 6,000 feet of water, is progressing on a schedule for delivery of the rig in the first quarter of 2000.

  Acquisitions, Upgrades and Modifications

     In addition to our deepwater conversion program, we have focused on upgrading our other rigs, building and acquiring additional deepwater and premium rigs and divesting shallow water, land and other rigs not consistent with our long-term strategy. In May 1997, we sold 12 mat-supported jackup rigs for approximately $269 million, and in December 1996 we sold our land drilling operations for approximately $60 million. In addition, we spent approximately $273 million and $482 million in 1997 and 1998, respectively, on acquiring (including an investment in a joint venture), constructing and converting deepwater and premium rigs. Through the completion of our EVA-4000(TM) semisubmersible conversion program, coupled with our selective asset divestitures and acquisitions, we expect that the average water depth capability of our rig fleet will continue to increase.

  Balanced Long-Term and Short-Term Contract Portfolio

     We typically employ each drilling unit under an individual contract. Although the final terms of such contracts are the result of negotiations between our customers and us, many contracts are awarded based upon competitive bidding. We seek to balance our contract portfolio between long-term and short-term contracts. We believe that a balanced contract portfolio will help to mitigate the cyclical nature of the drilling industry and will provide for a component of longer-term, more predictable cash flows, while maintaining the opportunity to capitalize on potential increases in drilling rig dayrates worldwide.

  Redeployments

     From time to time, we have strategically redeployed certain offshore drilling units in order to position assets in important geological areas. In addition, the ability to redeploy our floating deepwater units and premium independent leg cantilevered jackups allows us to take advantage of active drilling markets where demand for our offshore drilling units is more favorable. Since early 1998, we have transferred the Noble John Sandifer from the U.S. Gulf of Mexico to the Bay of Campeche, the Noble Kenneth Delaney from India to Qatar, the Noble Paul Wolff from the U.S. Gulf of Mexico to Brazil, the Noble Sam Noble from the Bay of Campeche to the U.S. Gulf of Mexico and the Noble Carl Norberg and the Noble Earl Frederickson from Venezuela to the U.S. Gulf of Mexico.

OFFSHORE DRILLING OPERATIONS

     Our offshore contract drilling operations, which accounted for approximately 66 percent and 76 percent of operating revenues for the years ended December 31, 1997 and 1998, respectively, are conducted worldwide. Our offshore drilling fleet consists of 47 units. Our principal regions of offshore contract drilling operations include the North Sea, the Gulf of Mexico, Africa, South America, the Middle East and India. In 1998, one customer accounted for approximately 12 percent of our total operating revenues, and no other single customer accounted for more than 10 percent of our total operating revenues.

  International Contract Drilling

     Offshore contract drilling services from international sources accounted for approximately 74 percent and 80 percent of our total offshore contract drilling services revenues for 1997 and 1998, respectively. In 1998, approximately 39 percent of our international offshore contract drilling services revenues was derived from contracts with major oil and gas companies, 37 percent from contracts with government-owned companies and the balance from contracts with independent operators.

  Domestic Contract Drilling

     Offshore contract drilling services from domestic sources accounted for approximately 26 percent and 20 percent of our total offshore contract drilling services revenues for 1997 and 1998, respectively. In 1998, approximately 86 percent of our domestic offshore contract drilling revenues was derived from contracts with independent operators and the remaining 14 percent was derived from contracts with major oil and gas companies.

DRILLING FLEET

     Our offshore drilling rig fleet consists of 47 units comprising nine semisubmersibles (including five submersibles that have been or are being converted to EVA-4000(TM) semisubmersibles), three drillships, 32 jackup rigs and three submersibles. The rig count includes one drillship and one semisubmersible unit in which we have partial ownership interests through joint venture arrangements and one jackup rig operated pursuant to a long-term bareboat charter agreement with the owner. Each type of rig is described further below. There are several factors that determine the type of rig most suitable for a particular job, the more significant of which include the water depth and bottom conditions at the proposed drilling location, whether the drilling is being done over a platform or other structure, and the intended well depth.

  Semisubmersibles

     Our semisubmersible fleet consists of nine units. Among the nine are three units being converted to EVA-4000(TM) semisubmersibles and three Friede & Goldman 9500 Enhanced Pacesetter semisubmersibles, including one in which we own a 50 percent interest (with the option to increase to 70 percent) through a joint venture arrangement. We intend to convert the three Pacesetter semisubmersibles to deepwater drilling units. Semisubmersibles are floating platforms which, by means of a water ballasting system, can be submerged to a predetermined depth so that a substantial portion of the hull is below the water surface during drilling operations. These units maintain their position over the well through the use of either a fixed mooring system or a dynamic positioning system and are designed to work in water depths of up to 8,900 feet and can drill in many areas where jackup rigs can also drill. However, semisubmersibles normally require water depth of at least 200 feet in order to conduct operations. Three of these units are designed to operate in harsh environments. Semisubmersibles are typically more expensive to construct and operate than jackup rigs.

  Dynamically Positioned Drillships

     We have three dynamically positioned drillships in the fleet, one of which we partially own through a joint venture arrangement. Drillships are ships that are equipped for drilling and are typically self-propelled and move from one location to another under their own power. Drillships are positioned over the well through use of either an anchoring system or a computer controlled dynamic positioning system. Our two wholly owned drillships, the Noble Leo Segerius and Noble Roger Eason, are capable of drilling in water depths up to 4,900 feet and 6,000 feet, respectively. The Noble Muravlenko, which we operate and partially own through a joint venture arrangement, is capable of drilling in water depths up to 4,000 feet.

  Jackup Rigs

     We have 32 jackup rigs in the fleet, including one jackup rig which we operate pursuant to a long-term bareboat charter agreement with the owner. Jackup rigs are mobile self-elevating drilling platforms equipped with legs which can be lowered to the ocean floor until a foundation is established to support the drilling platform. The rig hull includes the drilling rig, jacking system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, helicopter landing deck and other related equipment. All of our jackup rigs are independent leg (i.e., the legs can be raised or lowered independently of each other) cantilevered rigs. A cantilevered jackup has a feature that permits the drilling platform to be extended out from the hull, allowing it to perform drilling or workover operations over pre-existing platforms or structures. Moving a rig to the drill site involves jacking up its legs until the hull is floating on the surface of the water. The hull is then towed to the drill site by tugs and the legs are jacked down to the ocean floor. The jacking operation continues until the hull is raised out of the water and drilling operations are conducted with the hull in its raised position. Our jackup rigs are capable of drilling to a maximum depth of 25,000 feet in water depths ranging between eight and 390 feet, depending on the jackup rig. Nineteen of our jackup rigs represent premium units that operate in water depths of 300 feet and greater, four of which operate in water depths of 360 feet and greater. Seven of our jackup rigs are capable of operating in harsh environments.

  Submersibles

     We have three submersibles in the fleet. Submersibles are mobile drilling platforms which are towed to the drill site and submerged to drilling position by flooding the lower hull until it rests on the sea floor, with the upper deck above the water surface. Our submersibles are capable of drilling to a maximum depth of 25,000 feet in water depths ranging between 12 and 85 feet, depending on the submersible.

     The following table sets forth certain information concerning our drilling rig fleet at February 8, 1999. The table does not include 14 rigs owned by operators for which we had labor contracts as of February 8, 1999. We operate and, unless otherwise indicated, own all of the rigs included in the table.

                                 DRILLING FLEET

                                                                    WATER   DRILLING
                                                                    DEPTH    DEPTH
                                                     YEAR BUILT     RATING  CAPACITY
NAME                                  MAKE          OR REBUILT(1)   (FEET)   (FEET)        LOCATION         STATUS(2)
----                                  ----          -------------   ------  --------       --------         ---------
SEMISUBMERSIBLES -- 9
Noble Paul Wolff(T)           Noble EVA-4000(TM)      1998 R         8,900  30,000    Brazil                Active
Noble Paul Romano(T)          Noble EVA-4000(TM)      1998 R         6,000  30,000    U.S. Gulf of Mexico   Active
Noble Amos Runner(T)(3)       Noble EVA-4000(TM)      1999 R         6,600  30,000    U.S. Gulf of Mexico   Shipyard
Noble Jim Thompson(T)(3)      Noble EVA-4000(TM)      1999 R         6,000  30,000    U.S. Gulf of Mexico   Shipyard
Noble Max Smith(T)(4)         Noble EVA-4000(TM)      1999 R         6,000  30,000    U.S. Gulf of Mexico   Shipyard
Noble Homer Ferrington(T)(4)  Friede & Goldman        2000 R         6,000  30,000    U.S. Gulf of Mexico   Shipyard
                                9500 Enhanced
                                Pacesetter
Noble Ton van                 Offshore Co. SCP III    1991 R         1,500  20,000    U.K.                  Active
  Langeveld(T)(5)
Noble Shelf 6(5)              Friede & Goldman        1986           6,000  25,000    China                 Shipyard
                                9500 Enhanced
                                Pacesetter
Noble Ilion(5)(6)             Friede & Goldman        1987           6,000  25,000    U.S. Gulf of Mexico   Shipyard
                                9500 Enhanced
                                Pacesetter
DYNAMICALLY POSITIONED
  DRILLSHIPS -- 3
Noble Roger Eason(T)          Nedlloyd                1997 R         6,000  25,000    Brazil                Active
Noble Leo Segerius(T)         Gusto Engineering       1996 R         4,900  20,000    Brazil                Active
                                Pelican Class
Noble Muravlenko(T)(7)        Gusto Engineering       1997 R         4,000  21,000    Brazil                Active
                                Pelican Class
INDEPENDENT LEG CANTILEVERED JACKUPS -- 32
Noble Bill Jennings(T)        MLT 84 -- E.R.C.        1997 R           390  25,000    U.S. Gulf of Mexico   Active
Noble Eddie Paul(T)           MLT 84 -- E.R.C.        1995 R           390  25,000    U.S. Gulf of Mexico   Active
Noble Leonard Jones(T)        MLT 53 -- E.R.C.        1998 R           390  25,000    U.S. Gulf of Mexico   Active
Noble Al White(T)(5)          CFEM T-2005C            1997 R           360  25,000    Norway                Active
Noble Byron Welliver(T)(5)    CFEM T-2005C            1982             300  25,000    Denmark               Active
Noble Kolskaya(T)(5)(8)       Gusto Engineering       1997 R           330  25,000    Denmark               Active
Noble Johnnie Hoffman(T)      Baker Marine BMC 300    1993 R           300  25,000    U.S. Gulf of Mexico   Active
Noble Roy Butler(T)(9)        F&G L-780 MOD II        1996 R           300  25,000    Nigeria               Active
Noble Tommy Craighead(T)      F&G L-780 MOD II        1990 R           300  25,000    Nigeria               Active
Noble Kenneth Delaney(T)      F&G L-780 MOD II        1998 R           300  25,000    Qatar                 Active
Noble Percy Johns(T)          F&G L-780 MOD II        1995 R           300  25,000    Nigeria               Active
Noble George McLeod(T)        F&G L-780 MOD II        1995 R           300  25,000    Qatar                 Active
Noble Jimmy                   F&G L-780 MOD II        1999 R           300  25,000    UAE                   Shipyard
  Puckett(T)(3)(10)
Noble Gus Androes(T)          Levingston 111-C        1996 R           300  25,000    Qatar                 Active
Noble Lewis Dugger(T)         Levingston 111-C        1997 R           300  20,000    Bay of Campeche       Active
Noble Ed Holt(T)(10)          Levingston 111-C        1994 R           300  25,000    India                 Active
Noble Sam Noble(T)            Levingston 111-C        1982             300  25,000    U.S. Gulf of Mexico   Available
Noble Gene Rosser(T)          Levingston 111-C        1996 R           300  20,000    Bay of Campeche       Active
Noble John Sandifer(T)        Levingston 111-C        1995 R           300  20,000    Bay of Campeche       Active
Noble Charles Copeland(T)     MLT Class 82-SD-C       1995 R           250  20,000    Venezuela             Active
Noble Earl Frederickson(T)    MLT Class 82-SD-C       1979             250  20,000    U.S. Gulf of Mexico   Available
Noble Tom Jobe(T)             MLT Class 82-SD-C       1982             250  25,000    U.S. Gulf of Mexico   Active
Noble Ed Noble(T)             MLT Class 82-SD-C       1990 R           250  20,000    Nigeria               Active
Noble Lloyd Noble(T)          MLT Class 82-SD-C       1990 R           250  20,000    Nigeria               Available
Noble Carl Norberg(T)         MLT Class 82-C          1996 R           250  20,000    U.S. Gulf of Mexico   Available
Noble Chuck Syring(T)         MLT Class 82-C          1996 R           250  20,000    Qatar                 Active
Noble George                  NAM Nedlloyd            1981             250  20,000    Denmark               Active
  Sauvageau(T)(5)(11)
Noble Ronald Hoope(T)(5)(11)  Marine Structure        1982             205  25,000    The Netherlands       Active
                                CJ-46
Noble Lynda                   Marine Structure        1982             205  25,000    The Netherlands       Active
  Bossler(T)(5)(11)             CJ-46
Noble Piet van Ede(T)(5)(11)  Marine Structure        1982             205  25,000    The Netherlands       Active
                                CJ-46
Noble Dick Favor              Baker Marine BMC 150    1993 R           150  20,000    Venezuela             Active
Noble Don Walker(T)           Baker Marine BMC 150    1992 R           150  20,000    Nigeria               Active
SUBMERSIBLES -- 3
Noble Joe Alford              Pace Marine 85G         1997 R            85  25,000    U.S. Gulf of Mexico   Active
Noble Lester Pettus           Pace Marine 85G         1997 R            85  25,000    U.S. Gulf of Mexico   Active
Noble Fri Rodli               Transworld              1998 R            70  25,000    U.S. Gulf of Mexico   Available

                                                                      (footnotes
appear on following page)

---------------

 (T) Denotes Top Drive.

 (1) Rigs designated with an "R" were modified, refurbished or otherwise upgraded in the year indicated by capital expenditures in an amount deemed material by management.

 (2) Rigs listed as "active" were under contract, and rigs listed as "available" were available for bidding as of February 8, 1999. Rigs listed as "shipyard" are in a shipyard for repair, refurbishment or upgrade. Shipyard work is scheduled to be completed during 1999 or early 2000, except for the Noble Shelf 6 and Noble Ilion which can each be upgraded to a water depth rating of 6,000 feet when we receive a long-term contract with an operator.

 (3) Signed long-term contracts in place.

 (4) Under letter of intent for long-term contract.

 (5) Harsh environment capability.

 (6) We own a 50 percent interest in the unit through a joint venture arrangement. At our election, we can convert a loan we have made to the venture to an additional 20 percent interest in the venture.

 (7) We operate the unit and own a partial interest in the unit through a joint venture arrangement.

 (8) We have operating control of the unit pursuant to a long-term bareboat charter agreement with the owner.

 (9) Although designed for a water depth rating of 300 feet of water, the rig is currently equipped with legs adequate to drill in approximately 250 feet of water. We own the additional legs required to extend the water depth capability to 300 feet of water.

(10) Bareboat chartered to a third party under which we maintain operating control of the rig.

(11) Water depth rating based on North Sea conditions year round.

     We anticipate that the primary terms of the current contracts on 23 of 38 of our rigs will expire at varying times in 1999, subject to options to extend in the case of six contracts. Of the contracts expiring in 1999, the contract for our semisubmersible unit operating in the North Sea and the contracts for 10 of our jackup rigs and submersibles (five of which are well-to-well contracts) are scheduled to expire under the terms of the contracts within 30 days after the date of this prospectus supplement, subject to extensions to complete work in progress. Assuming continuation of the current weak demand for offshore drilling services, we expect that the dayrate under any new or renewal contract that we enter generally will be a lower dayrate than under the expiring contract.

CAPITAL EXPENDITURES

     Our capital expenditures for 1999 are expected to aggregate approximately $481 million of which the majority relates to conversions and upgrades of drilling units. This amount includes approximately $247 million for the conversions of the Noble Jim Thompson, Noble Amos Runner and Noble Max Smith to EVA-4000(TM) semisubmersibles. Additionally, we expect to incur expenditures of approximately $141 million in 1999 to upgrade the equipment and water depth capability of the Noble Homer Ferrington. The conversion and upgrade of these rigs are scheduled to be completed in 1999 or early 2000.

TURNKEY DRILLING AND ENGINEERING SERVICES

     Through our wholly owned subsidiary, Triton Engineering Services Company ("Triton"), we provide turnkey drilling, drilling project management, drilling and completion planning and design, and contract engineering and consulting manpower. Turnkey drilling, Triton's major service, involves the coordination of all equipment, materials, services and management to drill a well to a specified depth, for a fixed price. Under turnkey drilling contracts, Triton bears the financial risk of delays in the completion of the well. In providing its services, Triton can use drilling rigs owned either by us or by a third party, depending on availability. The drilling of a turnkey well is generally completed within 30 to 50 days. Triton completed 14 wells in 1998 compared to 34 wells in 1997. Revenues from turnkey drilling services represented 25 percent and 14 percent of consolidated operating revenues for 1997 and 1998, respectively.

     We provide engineering services relating primarily to the design of drilling equipment for offshore development and production services and to the recertification of oilfield equipment. We work on a contract basis, with operators and prime construction contractors of drilling and production platforms in the design of drilling equipment configurations aimed at optimizing the operational efficiency of developmental drilling by maximizing platform space utilization and load capability.

                   DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

     The following describes our indebtedness other than the notes offered hereby which will be outstanding after completion of this offering.

PROJECT FINANCINGS

     In July 1998, Noble Drilling (Paul Wolff) Ltd., an indirect, wholly owned subsidiary of Noble Drilling and owner of the Noble Paul Wolff, issued $145 million principal amount of its fixed rate senior secured notes (the "Wolff Notes") in three series. The Wolff Notes bear interest at rates of 6.43% to 6.55% per annum. One series of the Wolff Notes matures on December 1, 2001 ($40 million principal amount) and the other two series mature on December 1, 2004. Principal and interest payments are payable quarterly on the first day of September, December, March and June except that the first two quarterly payments were (and the quarterly payments thereafter through September 1, 2001 in the case of one series are) interest only. The Wolff Notes are guaranteed by Noble Drilling and are secured by a first naval mortgage on the Noble Paul Wolff. The Wolff Notes can be prepaid, in whole or in part, at a premium at any time after June 1, 2001.

     In December 1998, Noble Drilling (Paul Romano) Inc., an indirect, wholly owned subsidiary of Noble Drilling and owner of the Noble Paul Romano, issued $112.25 million principal amount of its fixed rate senior secured notes (the "Romano Notes") in two series (the "Series A Notes" and the "Series B Notes"). The Series A Notes bear interest at 6.33% per annum and the Series B Notes bear interest at 6.09% per annum. The Series A Notes amortize over 60 months beginning on January 20, 1999. The Series B Notes are interest only for the first 59 months with a balloon principal payment in month 60. The Romano Notes are secured by a first naval mortgage on the Noble Paul Romano and are non-recourse except to the issuer thereof. The Romano Notes can be prepaid, in whole or in part, at a premium at any time. Pursuant to the trust indenture and security agreement under which the Romano Notes are issued, Noble Drilling (Paul Romano) Inc. is restricted from incurring any indebtedness other than the Romano Notes, and the Noble Paul Romano may not be mortgaged to secure any debt other than the Romano Notes.

     In December 1998, Noble Drilling (Jim Thompson) Inc., an indirect, wholly owned subsidiary of Noble Drilling and owner of the Noble Jim Thompson, issued $115 million principal amount of its fixed rate senior secured notes (the "Thompson Notes") in four series. The Thompson Notes bear interest at rates of 5.93% to 7.25% per annum. Series A of the Thompson Notes matures on April 1, 2002 ($15 million principal amount), Series B matures on October 1, 2004 ($40 million principal amount), Series C matures on January 1, 2009 ($40 million principal amount) and Series D matures on January 1, 2009 ($20 million principal amount). Principal and interest payments are payable quarterly on the first day of April, July, October and January except that the first two quarterly payments are interest only for all the notes. The quarterly payments for each series of the Series B, C and D Notes are interest only until the repayment in full of the prior series. The Thompson Notes are guaranteed by Noble Drilling and are secured by a first naval mortgage on the Noble Jim Thompson and, until completion of its conversion to an EVA-4000(TM) semisubmersible, a first preferred mortgage on the Noble John Sandifer, and a first preferred fleet mortgage on the Noble Bill Jennings, Noble Tom Jobe and Noble Eddie Paul. The Thompson Notes can be prepaid, in whole or in part, at a premium at any time after January 1, 2001.

INSURANCE FINANCINGS

     We have entered into financing agreements in connection with our insurance program. The total amount of such insurance financings outstanding at December 31, 1998 was $12,553,000, of which $11,326,000 was included in long-term debt.

BANK CREDIT FACILITY

     We also have an unsecured revolving bank credit facility totaling $200 million, including a letter of credit facility totaling $40,000,000, through August 14, 2002. We will repay the balance of $75 million currently outstanding under the facility with a portion of the net proceeds from the offering of the notes. See "Use of Proceeds" and "Capitalization."

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the 2009 notes and the 2019 notes supplements the general description of the Senior Debt Securities included in the accompanying prospectus. You should review this description together with the description of Senior Debt Securities included in the prospectus. To the extent this description is inconsistent with the description in the prospectus, this description will control and replace the inconsistent prospectus description. The 2009 notes and the 2019 notes will be issued as separate series of Senior Debt Securities under a supplement to the Senior Indenture, which is more fully described in the accompanying prospectus. The statements in these descriptions relating to the notes and the Senior Indenture are brief summaries only, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Senior Indenture and the notes, forms of which are available from us. Capitalized terms used and not defined in this description have the meaning given them in the accompanying prospectus or the Senior Indenture.

GENERAL

     The 2009 notes will be limited to $150,000,000 in aggregate principal amount and will mature on March 15, 2009. The 2019 notes will be limited to $250,000,000 in aggregate principal amount and will mature on March 15, 2019. Each series of notes will bear interest from March 16, 1999, at the annual rate for that series stated on the cover page of this prospectus supplement. Interest will be payable semiannually on March 15 and September 15 of each year, commencing September 15, 1999, to the holders of record of the notes at the close of business on the preceding March 1 or September 1, whether or not that day is a business day. All payments of interest and principal will be payable in United States dollars. Each series of notes will be issued only in book-entry form. See "Description of Debt Securities -- Global Securities" on page 8 of the accompanying prospectus.

     The notes will be senior unsecured obligations and will rank equally in right of payment to all of our other unsecured senior indebtedness. The notes will rank senior to any of our future subordinated indebtedness and will be effectively junior to our future secured indebtedness, if any, and to all existing and future indebtedness and other liabilities of our subsidiaries. The notes will rank equally with all our existing and future unsecured senior indebtedness, which as of December 31, 1998 and as adjusted for the use of a portion of the proceeds from the notes offered hereby to purchase and retire an assumed 100 percent of our 9 1/8% Senior Notes due 2006, totaled approximately $11 million, and will be effectively junior to any future secured indebtedness, and to all existing and future indebtedness of our subsidiaries, which, together, as of December 31, 1998, totaled approximately $372 million. As of December 31, 1998, as adjusted to give effect to the issuance of the notes and the anticipated use of proceeds from the offering of notes, we would have had an aggregate of approximately $785 million of consolidated indebtedness (including $112.25 million of debt issued by one of our Subsidiaries which is non-recourse except to that Subsidiary). See "Capitalization."

     Except as provided above, the terms and provisions set forth in this "Description of the Notes" shall apply to each series of notes independently.

REDEMPTION

     Each series of notes will be redeemable, at our option, at any time in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice as provided in the Senior Indenture, on any date prior to maturity (the "Redemption Date") at a price (the "Redemption Price") equal to 100 percent of the principal amount of such notes being redeemed plus accrued interest to the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), plus a Make-Whole Premium, if any is required to be paid. The Redemption Price will never be less than 100 percent of the principal amount of such series of notes plus accrued interest to the Redemption Date.

     The amount of the Make-Whole Premium with respect to any note (or portion of a note) to be redeemed will be equal to the excess, if any, of:

          (i) the sum of the present values, calculated as of the Redemption Date, of:

             (A) each interest payment that, but for the redemption, would have been payable on the note (or its portion) being redeemed on each Interest Payment Date occurring after the Redemption Date (excluding any accrued interest for the period before the Redemption Date); and

             (B) the principal amount that, but for the redemption, would have been payable at the final maturity of the note (or its portion) being redeemed;

          over

          (ii) the principal amount of the note (or its portion) being redeemed.

     The present values of interest and principal payments referred to in clause
(i) above will be determined in accordance with generally accepted principles of financial analysis. Those present values will be calculated by discounting the amount of each payment of interest or principal from the date that each payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus 25 basis points for the 2009 notes and 35 basis points for the 2019 notes.

     The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by us, provided that if we fail to make such appointment at least 45 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make the calculation, such calculation will be made by Merrill Lynch & Co. or, if that firm is unwilling or unable to make the calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

     For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the notes, calculated to the nearest 1/12 of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately before the applicable Redemption Date.

     The weekly average yields of United States Treasury Notes will be determined by referring to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release contains a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to that weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields as calculated by interpolation will be rounded to the nearest 1/100th of 1% with any figure of 1/200% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

     If less than all of a series of notes are to be redeemed, the Trustee will select the notes of such series to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption notes and portions of notes in amounts of whole multiples of $1,000.

     The notes are not subject to a sinking fund.

CERTAIN COVENANTS

     Limitation on Liens. The Senior Indenture provides that Noble Drilling will not, and will not permit any of its Subsidiaries to, issue, assume or guarantee any Indebtedness for borrowed money secured by any Lien upon any Principal Property or any shares of stock or indebtedness of any Subsidiary that owns or leases a Principal Property (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired) without making effective provision whereby the notes (together with, if we shall so determine, any other Indebtedness or other obligation) shall be secured equally and ratably with (or, at our option, prior to) the Indebtedness so secured for so long as such Indebtedness is so secured. The foregoing restrictions do not, however, apply to Indebtedness secured by Permitted Liens.

     "Permitted Liens" means (i) Liens existing on the date of original issuance of a series of notes; (ii) Liens on property or assets of, or any shares of stock of, or other equity interests in, or indebtedness of, any Person existing at the time such Person becomes a Subsidiary of Noble Drilling or at the time such Person is merged into or consolidated with Noble Drilling or any of its Subsidiaries or at the time of a sale, lease or other disposition of the properties of a Person (or a division thereof) as an entirety or substantially as an entirety to Noble Drilling or a Subsidiary; (iii) Liens in favor of Noble Drilling or any of its Subsidiaries; (iv) Liens in favor of governmental bodies to secure progress or advance payments; (v) Liens securing industrial revenue or pollution control bonds; (vi) Liens on property securing (a) all or any portion of the cost of acquiring, constructing, altering, improving or repairing any property or assets, real or personal, or improvements used or to be used in connection with such property or (b) Indebtedness incurred by Noble Drilling or any Subsidiary of Noble Drilling prior to or within one year after the later of the acquisition, the completion of construction, alteration, improvement or repair or the commencement of commercial operation thereof, which Indebtedness is incurred for the purpose of financing all or any part of the purchase price thereof or construction or improvements thereon; (vii) statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings; (viii) Liens on current assets of Noble Drilling or any Subsidiary securing Indebtedness of Noble Drilling or such Subsidiary, respectively; (ix) Liens on the stock, partnership or other equity interest of Noble Drilling or any Subsidiary in any Joint Venture or any Subsidiary that owns an equity interest in such Joint Venture to secure Indebtedness, provided the amount of such Indebtedness is contributed and/or advanced solely to such Joint Venture; and (x) any extensions, substitutions, replacements or renewals in whole or in part of a Lien enumerated in clauses (i) through (ix) above.

     Notwithstanding the foregoing, Noble Drilling and its Subsidiaries may, without securing the notes, issue, assume or guarantee secured Indebtedness that would otherwise be subject to the foregoing restrictions in an aggregate principal amount that, together with all other such Indebtedness of Noble Drilling and its Subsidiaries that would otherwise be subject to the foregoing restrictions (including Indebtedness permitted to be secured under clause (i) under the definition of Permitted Liens but excluding Indebtedness permitted to be secured under clauses (ii) through (x) thereunder) and the aggregate amount of Attributable Indebtedness deemed outstanding with respect to Sale/Leaseback Transactions (other than those in connection with which we have voluntarily retired any of the notes, any Pari Passu Indebtedness or any Funded Indebtedness pursuant to clause (c) below under the heading "Limitation on Sale/Leaseback Transactions") does not at any one time exceed 15 percent of Consolidated Net Tangible Assets of Noble Drilling and its consolidated Subsidiaries.

     Limitation on Sale/Leaseback Transactions. The Senior Indenture provides that Noble Drilling will not, and will not permit any Subsidiary to, enter into any Sale/Leaseback Transaction with any person (other than Noble Drilling or a Subsidiary) unless: (a) Noble Drilling or such Subsidiary would be entitled to incur Indebtedness in a principal amount equal to the Attributable Indebtedness with respect to such Sale/ Leaseback Transaction secured by a Lien on the property subject to such Sale/Leaseback Transaction pursuant to the covenant described under "Limitation on Liens" above without equally and ratably securing the notes pursuant to such covenant; (b) after the date of the first series of notes issued under the Senior

Indenture and within a period commencing nine months prior to the consummation of such Sale/Leaseback Transaction and ending nine months after the consummation thereof, Noble Drilling or such Subsidiary shall have expended for property used or to be used in the ordinary course of business of Noble Drilling and its Subsidiaries an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction and we shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (c) below or as otherwise permitted); or (c) we, during the nine-month period after the effective date of such Sale/Leaseback Transaction, shall have applied to either (i) the voluntary defeasance or retirement of any notes, any Pari Passu Indebtedness or any Funded Indebtedness or (ii) the acquisition of one or more Principal Properties at fair value, an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction and the fair value, as determined by the Board of Directors of Noble Drilling, of such property as the time of entering into such Sale/Leaseback Transaction (in either case adjusted to reflect the remaining term of the lease and any amount expended by us as set forth in clause (b) above), less an amount equal to the sum of the principal amount of notes, Pari Passu Indebtedness and Funded Indebtedness voluntarily defeased or retired by us plus any amount expended to acquire any Principal Properties at fair value, within such nine-month period and not designated as a credit against any other Sale/ Leaseback Transaction entered into by Noble Drilling or any Subsidiary during such period.

     Consolidation, Merger and Sale of Assets. The Senior Indenture provides that we will not, in any transaction or series of transactions, consolidate with or merge into any Person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of our assets to any Person, unless: (i) either (a) we shall be the continuing corporation or (b) the Person (if other than Noble Drilling or any of its Subsidiaries) formed by such consolidation or into which we are merged, or the Person which acquires, by sale, lease, conveyance, transfer or other disposition, all or substantially all of our assets, shall be organized and validly existing under the laws of the United States of America, any political subdivision thereof or any state thereof or the District of Columbia, and shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of (and premium, if any) and interest on the notes and the performance of our covenants and obligations under such Senior Indenture and the notes; (ii) immediately after giving effect to such transaction or series of transactions, no default or Event of Default shall have occurred and be continuing or would result therefrom; and (iii) certain other conditions are met.

EVENTS OF DEFAULT

     In addition to the Events of Default specified in Section 501 of the Senior Indenture (see "Description of Debt Securities -- Events of Default" on page 7 of the accompanying prospectus), in accordance with clause (7) of Section 501 of the Senior Indenture the following shall constitute an Event of Default with respect to the 2009 notes or the 2019 notes, as the case may be:

          default under any bond, debenture, note or other evidence of Indebtedness (other than Non-Recourse Indebtedness) by either of Noble Drilling or any Subsidiary or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness (other than Non-Recourse Indebtedness) of either of Noble Drilling or any Subsidiary resulting in the acceleration of such Indebtedness (other than Non-Recourse Indebtedness), or any default in payment of such Indebtedness (other than Non-Recourse Indebtedness) (after expiration of any applicable grace periods and presentation of any debt instruments, if required), if the aggregate amount of all such Indebtedness (other than Non-Recourse Indebtedness) that has been so accelerated and with respect to which there has been such a default in payment shall exceed $25,000,000 and there has been a failure to obtain rescission or annulment of all such accelerations or to discharge all such defaulted indebtedness within 20 days after there has been given, by registered or certified mail, to Noble Drilling by the Trustee or to Noble Drilling and the Trustee by the holders of at least 25% in principal amount of all outstanding notes of such series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Senior Indenture.

     For purposes of the foregoing, "Non-Recourse Indebtedness" means any Indebtedness of Noble Drilling or any Subsidiary in respect of which (a) the recourse of the holder of such Indebtedness, whether direct or indirect and whether contingent or otherwise, is effectively limited to (i) Liens on specified assets and (ii) in respect of Indebtedness of a Subsidiary, Liens on assets of the Subsidiary acquired after the date of original issuance of the notes, and with respect to such Indebtedness of Noble Drilling or a Subsidiary, neither Noble Drilling nor any Subsidiary (other than the issuer of such Indebtedness) provides any credit support or is otherwise liable or obligated and (b) the occurrence of any event, or the existence of any condition under any agreement or instrument relating to such Indebtedness, shall not at any time have the effect of accelerating, or permitting the acceleration of, the maturity of any other Indebtedness of Noble Drilling or any Subsidiary or otherwise permitting any such other Indebtedness to be declared due and payable, or to be required to be prepaid, purchased or redeemed, prior to the stated maturity thereof; provided that the Indebtedness of Noble Drilling (Paul Romano) Inc. existing on the date of original issuance of the notes shall be Non-Recourse Indebtedness.

DEFINITIONS

     "Attributable Indebtedness," when used with respect to any Sale/Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items which do not constitute payments for property rights) during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first day such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

     "Capitalized Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under generally accepted accounting principles, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with generally accepted accounting principles.

     "Consolidated Net Tangible Assets" means the total amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined and current maturities of long-term debt) and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on the most recent quarterly balance sheet of Noble Drilling and its consolidated Subsidiaries and determined in accordance with GAAP.

     "Funded Indebtedness" means all Indebtedness (including Indebtedness incurred under any revolving credit, letter of credit or working capital facility) that by its terms matures on, or that is renewable at the option of any obligor thereon to, a date more than one year after the date on which such Indebtedness is originally incurred.

     "Indebtedness" of any Person means, without duplication, (i) all indebtedness of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit, performance bonds and other obligations issued by or for the account of such Person in the ordinary course of business, to the extent not drawn or, to the extent drawn, if such drawing is reimbursed not later than the third Business Day following demand for reimbursement, (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person (provided that if the obligations so secured have not been assumed in full by such Person or are not otherwise such Person's legal liability in full, then such obligations shall be deemed to be in an amount equal to the greater of (a) the lesser of (1) the full amount of such obligations and (2) the fair market value of such assets, as determined in good faith by the Board of Directors of such Person, which determination shall be evidenced by a Board Resolution, and (b) the amount of obligations as have been assumed by such Person or which are otherwise such Person's legal liability), and (vii) all Indebtedness of others (other than endorsements in the ordinary course of business) guaranteed by such Person to the extent of such guarantee.

     "Joint Venture" means any partnership, corporation or other entity in which up to and including 50 percent of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by Noble Drilling and/or one or more Subsidiaries.

     "Lien" means any mortgage, pledge, lien, encumbrance, charge or security interest. For purposes of the Senior Indenture, Noble Drilling or any Subsidiary shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capitalized Lease Obligation or other title retention agreement relating to such asset.

     "Pari Passu Indebtedness" means any Indebtedness of us, whether outstanding on the issue date of the notes or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinated in right of payment to the notes.

     "Principal Property" means any drilling rig or drillship, or integral portion thereof, owned or leased by Noble Drilling or any Subsidiary and used for drilling offshore oil and gas wells, which, in the opinion of the Board of Directors, is of material importance to the business of Noble Drilling and its Subsidiaries taken as a whole, but no such drilling rig or drillship, or portion thereof, shall be deemed of material importance if its net book value (after deducting accumulated depreciation) is less than two percent of Consolidated Net Tangible Assets.

     "Sale/Leaseback Transaction" means any arrangement with any Person pursuant to which Noble Drilling or any Subsidiary leases any Principal Property that has been or is to be sold or transferred by Noble Drilling or the Subsidiary to such Person, other than (1) temporary leases for a term, including renewals at the option of the lessee, of not more than five years, (2) leases between Noble Drilling and a Subsidiary or between Subsidiaries, (3) leases of Principal Property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the Principal Property, and (4) arrangements pursuant to any provision of law with an effect similar to the former Section 168(f) of the Internal Revenue Code of 1954.

     "Subsidiary" means, with respect to Noble Drilling at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of Noble Drilling in Noble Drilling's consolidated financial statements if such financial statements were prepared in accordance with generally accepted accounting principles as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50 percent of the equity or more than 50 percent of the ordinary voting power or, in the case of a partnership, more than 50 percent of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise controlled, by Noble Drilling or one or more subsidiaries of Noble Drilling.

DISCHARGE AND DEFEASANCE

     The terms of the notes provide that we will be permitted to terminate certain of our obligations under the Senior Indenture, including the covenants described above under "-- Certain Covenants," pursuant to the

Senior Indenture's covenant defeasance provisions only if we deliver to the Trustee an opinion of counsel that covenant defeasance will not cause holders of the notes to recognize income, gain or loss for United States federal income tax purposes.

     The terms of the notes also provide for legal defeasance. Legal defeasance is permitted only if we shall have received from, or there shall have been published by, the United States Internal Revenue Service a ruling to the effect that legal defeasance will not cause holders of the notes to recognize income, gain or loss for United States federal income tax purposes.

     For additional information with respect to the provisions of the Senior Indenture regarding covenant defeasance and legal defeasance, see "Description of Debt Securities -- Defeasance" on page 9 of the accompanying prospectus.

BOOK-ENTRY SYSTEMS

     Each of the 2009 notes and the 2019 notes will be issued in fully registered form initially in the name of Cede & Co., as nominee of The Depository Trust Company ("DTC"). One or more fully registered certificates will be issued as global notes for the 2009 notes in the aggregate principal amount of the 2009 notes, and one or more fully registered certificates will be issued as global notes for the 2019 notes in the aggregate principal amount of the 2019 notes. Such global notes will be deposited with DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

     DTC has advised us and the Underwriters as follows:

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the clearance and settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates.

     Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct Participants are on file with the Securities and Exchange Commission.

     Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC's records. The ownership of interest of each actual purchaser of notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct and Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

     To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the 2009 notes or the 2019 notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to the global notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in the listing attached to the omnibus proxy).

     Principal and interest payments on the global notes will be made to Cede & Co., as nominee of DTC. We expect that DTC, upon receipt of any payment of principal, premium or interest in respect of the global notes, will credit immediately Direct Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global notes as shown on DTC's records. We also expect that payments by Direct Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Direct Participant and not of DTC, us or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

     DTC may discontinue providing its service as securities depositary with respect to the notes at any time by giving reasonable notice to us or the Trustee. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under such circumstances, if a successor securities depositary is not obtained, notes certificates in fully registered form are required to be printed and delivered to Beneficial Owners of the global notes representing such notes.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for the accuracy thereof.

     Neither we, the Trustee nor the Underwriters will have any responsibility or obligation to Direct Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Direct Participant with respect to any ownership interest in the notes, or payments to, or the providing of notice to Direct Participants or Beneficial Owners.

     The notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in the notes will, therefore, settle in immediately available funds. All applicable payments of principal, premium (if any) and interest on the notes issued as global notes will be made by us in immediately available funds.

     For other terms of the notes, see "Description of Debt Securities" beginning on page 5 of the accompanying prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement, dated March 11, 1999, among us and the several underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are acting as representatives, named below, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the aggregate principal amount of the notes set forth after its name below. The obligations of the underwriters are subject to certain conditions. The underwriters must purchase all of the notes if they purchase any.

                                                                PRINCIPAL      PRINCIPAL
                                                                AMOUNT OF      AMOUNT OF
                        UNDERWRITER                             2009 NOTES     2019 NOTES
                        -----------                            ------------   ------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................   $ 69,000,000   $115,000,000
Salomon Smith Barney Inc....................................     69,000,000    115,000,000
Howard, Weil, Labouisse, Friedrichs Incorporated............      1,500,000      2,500,000
First Union Capital Markets Corp............................      1,500,000      2,500,000
Simmons & Company International.............................      1,500,000      2,500,000
Dain Rauscher Wessels
  a division of Dain Rauscher Incorporated..................      1,500,000      2,500,000
Jefferies & Company, Inc....................................      1,500,000      2,500,000
Morgan Keegan & Company, Inc................................      1,500,000      2,500,000
The Robinson-Humphrey Company, LLC..........................      1,500,000      2,500,000
PaineWebber Incorporated....................................      1,500,000      2,500,000
                                                               ------------   ------------
             Total..........................................   $150,000,000   $250,000,000
                                                               ============   ============

     The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of .4% of the principal amount of the 2009 notes and
 .5% of the principal amount of the 2019 notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the 2009 notes and .25% of the principal amount of the 2019 notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     Each of the 2009 notes and the 2019 notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange. We have been advised by the representatives that they intend to make a market in the notes, but they are not obligated to do so and may discontinue market-making at any time without notice. We can provide no assurance as to the liquidity of, or any trading market for, the notes.

     In connection with the offering, the underwriters are permitted to engage in certain transactions that stabilize the price of the notes in accordance with Regulation M under the Securities Act of 1934, as amended. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell a greater aggregate principal amount of notes than is set forth on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Such activities, if commenced, may be discontinued at any time.

     Neither we nor any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any underwriter makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or if indemnification is not allowed, to contribute to payments the underwriters may be required to make because of those liabilities.

     In the ordinary course of business, certain of the underwriters and their affiliates have from time to time provided investment banking and financial advisory services to us and have also acted as representatives of various other underwriters in connection with public offerings of our common stock and debt securities. Merrill Lynch & Co. and Salomon Smith Barney Inc. are acting as co-dealer managers for our current tender offer for our 9 1/8% Senior Notes due 2006. In addition, some of the underwriters and their affiliates may hold 2006 notes which may be tendered to Noble Drilling in the tender offer. Those underwriters, or their affiliates, which tender their 2006 notes will receive a portion of the net proceeds of the offering of the notes.

     We estimate that we will spend $350,000 for fees and expenses associated with the offering of the notes.

                                 LEGAL MATTERS

     In addition to the legal opinions referred to under "Legal Matters" in the accompanying prospectus, certain legal matters in connection with the offering of the notes will be passed upon for the underwriters by Andrews & Kurth L.L.P., Houston, Texas.

PROSPECTUS

                                  $400,000,000
                                     [LOGO]
                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                                    WARRANTS

                           NOBLE DRILLING CORPORATION
                             ----------------------

     We may offer from time to time (1) unsecured debt securities consisting of senior notes and debentures and subordinated notes and debentures and/or other unsecured evidences of indebtedness in one or more series; (2) shares of common stock; (3) shares of preferred stock, in one or more series, which may be convertible into or exchangeable for common stock or debt securities; and (4) warrants to purchase debt securities, preferred stock, common stock or other securities.

     The aggregate initial offering price of the securities that we offer will not exceed $400,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings.

     We will provide the specific terms of the securities in supplements to this Prospectus. You should read this Prospectus and the Prospectus Supplements carefully before you invest in any of our securities. This Prospectus may not be used to consummate sales of our securities unless it is accompanied by a Prospectus Supplement.

                             ----------------------

     BEFORE INVESTING IN OUR SECURITIES, YOU SHOULD REVIEW THE "RISK FACTORS" SECTION OF THIS PROSPECTUS BEGINNING ON PAGE 3.

                             ----------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved of the securities to be issued under this Prospectus or determined if this Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

                             ----------------------

     The information in this Prospectus is incomplete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. We may not use this Prospectus to sell securities unless we also give prospective investors a Prospectus Supplement.

                             ----------------------

                     THIS PROSPECTUS IS DATED MARCH 5, 1999

                             ABOUT THIS PROSPECTUS

     This Prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell different types of the securities described in this Prospectus in one or more offerings up to a total offering amount of $400,000,000. This Prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with additional information described under the next heading.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     - Annual Report on Form 10-K for the year ended December 31, 1998; and

     - The descriptions of our Common Stock and Preferred Stock Purchase Rights contained in our Registration Statements filed under Section 12 of the Securities Exchange Act of 1934.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

        Julie J. Robertson
        Vice President-Administration and Corporate Secretary
        Noble Drilling Corporation
        10370 Richmond Avenue, Suite 400
        Houston, Texas 77042
        (713) 974-3131

     You should rely only on the information incorporated by reference or provided in this Prospectus or any Prospectus Supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of those documents.

                                  THE COMPANY

     We are a leading provider of diversified services for the oil and gas industry. Contract drilling services are performed with our fleet of 47 offshore drilling units located in key markets worldwide. Our fleet of floating deepwater units consists of nine semisubmersibles and three dynamically positioned drillships, seven of which are designed to operate in water depths greater than 5,000 feet. Our fleet of 32 jackup rigs includes 19 premium units that operate in water depths of 300 feet and greater, four of which operate in water depths of 360 feet and greater. In addition, our fleet includes three submersible drilling units. Ten of our drilling units are capable of operating in harsh environments. Over 60 percent of the fleet is currently deployed in international markets, principally including the North Sea, Africa, Brazil, the Middle East and Mexico. We also provide engineering and production management services and turnkey drilling services.

     Noble Drilling was organized as a Delaware corporation in 1939. Noble Drilling and its predecessors have been engaged in the contract drilling of oil and gas wells for others domestically since 1921 and internationally during various periods since 1939.

     Under our EVA-4000(TM) program, we have been converting submersible units to semisubmersible units. We have completed two such conversions, the Noble Paul Romano and the Noble Paul Wolff, and we expect to complete and deliver three other converted units, the Noble Jim Thompson, Noble Amos Runner and Noble Max Smith, in 1999. In addition, we are substantially upgrading one of our semisubmersibles. These conversion projects are part of our strategy to increase the number of rigs in our fleet capable of drilling in deeper water.

                                  RISK FACTORS

     Investing in our securities involves a certain amount of risk. You should carefully consider the following factors, among others, before deciding to invest.

DEPENDENCE ON THE OIL AND GAS INDUSTRY

     Our results of operations depend on the levels of activity in offshore oil and gas exploration, development and production in markets worldwide. Both short-term and long-term trends in oil and gas affect that activity. During the second quarter of 1998, demand for offshore drilling rigs in the U.S. Gulf of Mexico began to soften. As a result, rig utilization and dayrates have declined, starting in mid-1998 domestically and later in 1998 internationally. We believe this decreased demand is largely attributable to depressed oil prices that began declining in 1997 and have remained at low levels as compared to average prices in recent years. Continued softness in the demand for drilling services will adversely affect our ability to renew drilling contracts.

     Oil and gas prices and market expectations of potential changes in these prices significantly affect the level of activity in oil and gas exploration, development and production. These market prices are extremely volatile. Demand for drilling services depends on a variety of political and economic factors, including worldwide demand for oil and gas, the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and pricing, the level of production of non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and gas reserves.

     We believe that any decrease from current oil and gas prices, or extended periods at current price levels, will further depress the level of exploration and production activity and result in a corresponding decline in demand for our services. Furthermore, the continued consolidation of the oil and gas industry, as evidenced by the announcement and completion of several recent transactions, has resulted in, and is likely to continue to result in, a reduction in the amount of capital spent on exploration and production activities. This reduction adversely affects the demand for our services. For these reasons, we cannot predict the future level of demand for our drilling services or future conditions in the offshore contract drilling industry.

RISKS OF MODIFICATION, REFURBISHMENT AND UPGRADE PROJECTS

     We have committed and intend to continue to commit a significant amount of our capital resources to modify, refurbish and upgrade certain of our drilling rigs. We have completed the upgrade of two of our shallow water submersible rigs into EVA-4000(TM) design semisubmersible rigs and are similarly upgrading an additional three submersible rigs. In addition, we are substantially upgrading one of our semisubmersibles. These ongoing projects are subject to the risks of delay or cost overruns inherent in large construction and refurbishment projects, including shipyard availability, shortages of materials or skilled labor, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, nonavailability of necessary equipment and inability to obtain any of the requisite permits or approvals. Significant delays will hurt our marketing plans for such rigs and may jeopardize the contracts or letters of intent we have negotiated for such rigs.

EARLY CONTRACT TERMINATIONS AND CONTRACT CANCELLATION

     Our term drilling contracts generally contain provisions permitting early termination by the customer without cause upon a specified advance notice to us. In reaction to depressed market conditions, our customers may seek to avoid or reduce their obligations under term drilling contracts. A customer may no longer need a rig, due to a reduction in its exploration, development or production program, or it may seek to obtain a comparable rig at a lower dayrate.

                                USE OF PROCEEDS

     Unless we specify otherwise in the applicable Prospectus Supplement, the net proceeds (after the payment of offering expenses and underwriting discounts or commissions) we receive from the sale of the securities offered by this Prospectus and any Prospectus Supplement will be used for general corporate purposes. General corporate purposes may include any of the following:

     - funding capital expenditures;

     - repaying debt;

     - investing in or lending money to our subsidiaries;

     - providing working capital;

     - redeeming our preferred stock (currently, there is none outstanding); or

     - paying for possible acquisitions or the expansion of our businesses.

We may temporarily invest the net proceeds we receive from any offering of securities or use the net proceeds to repay short-term debt until we can use them for their stated purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                    ----------------------------------
                                                    1994   1995   1996   1997    1998
                                                    ----   ----   ----   -----   -----
Ratio of earnings to fixed charges................  3.1x   1.4x   6.0x   20.6x   10.2x

     These computations include us and our subsidiaries, and companies in which we own 50% or less of the outstanding equity. For these ratios, "earnings" is determined by adding "total fixed charges" (excluding interest capitalized), income taxes, minority common stockholders equity in net income and amortization of interest capitalized to income from continuing operations after eliminating equity in undistributed earnings and adding back losses of companies in which at least 20% but less than 50% equity is owned. For this purpose, "total fixed charges" consists of (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

                         DESCRIPTION OF DEBT SECURITIES

     Any Debt Securities we offer will be our direct unsecured general obligations. The Debt Securities will be either senior debt securities or subordinated debt securities. The Debt Securities will be issued under one or more separate indentures between us and Chase Bank of Texas, National Association, as Trustee. Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture". Together the Senior Indenture and the Subordinated Indenture are called "Indentures".

     We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indentures.

GENERAL

     The Debt Securities will be our direct, unsecured obligations. The Senior Debt Securities will rank equally with all of our other senior and unsubordinated debt. The Subordinated Debt Securities will have a junior position to all of our Senior Debt.

     We conduct a substantial part of our operations through our subsidiaries. To the extent of such operations, holders of Debt Securities will have a position junior to the prior claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preferred stockholders, except to the extent that we may ourself be a creditor with recognized claims against any subsidiary. Our ability to pay principal of and premium, if any, and interest on any Debt Securities is, to a large extent, dependent upon the payment to us of dividends, interest or other charges by our subsidiaries.

     Three of our subsidiaries recently borrowed $112.25 million, $145 million, and $115 million, respectively, in connection with the Noble Paul Romano, Noble Paul Wolff and Noble Jim Thompson conversions from submersibles to EVA-4000(TM) semisubmersibles. The outstanding indebtedness for the Noble Paul Wolff and the Noble Jim Thompson is guaranteed by us. The outstanding indebtedness for the Noble Paul Romano is non-recourse to us and any of our subsidiaries other than the subsidiary that issued the debt.

     A Prospectus Supplement and a supplemental indenture relating to any series of Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - The title and type of the Debt Securities;

     - The total principal amount of the Debt Securities;

     - The percentage of the principal amount at which the Debt Securities will be issued and any payments due if the maturity of the Debt Securities is accelerated;

     - The dates on which the principal of the Debt Securities will be payable;

     - The interest rate which the Debt Securities will bear and the interest payment dates for the Debt Securities;

     - Any optional redemption periods;

     - Any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the Debt Securities;

     - Any provisions granting special rights to holders when a specified event occurs;

     - Any changes to or additional Events of Defaults or covenants;

     - Any special tax implications of the Debt Securities, including provisions for Original Issue Discount Securities, if offered; and

     - Any other terms of the Debt Securities.

     None of the Indentures limits the amount of Debt Securities that may be issued. Each Indenture allows Debt Securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

     Debt Securities of a series may be issued in registered, bearer, coupon or global form. (Sections 201 & 203.)

DENOMINATIONS

     The Prospectus Supplement for each issuance of Debt Securities will state whether the securities will be issued in registered form of $1,000 each or multiples thereof or bearer form of $5,000 each.

SUBORDINATION

     Under the Subordinated Indenture, payment of the principal, interest and any premium on the Subordinated Debt Securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. The Subordinated Indenture provides that no payment of principal, interest and any premium on the Subordinated Debt Securities may be made in the event:

     - of any insolvency, bankruptcy or similar proceeding involving us or our property, or

     - we fail to pay the principal, interest, any premium or any other amounts on any Senior Debt when due.

     The Subordinated Indenture will not limit the amount of Senior Debt that we may incur.

     "Senior Debt" is defined to include all notes or other unsecured evidences of indebtedness, including guarantees given by us, for money borrowed by us, not expressed to be subordinate or junior in right of payment to any of our other indebtedness.

CONSOLIDATION, MERGER OR SALE

     Each Indenture generally permits a consolidation or merger between us and another corporation. They also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation shall assume all of our responsibilities and liabilities under the Indentures, including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indentures. However, we will consolidate or merge with or into any other corporation or sell all or substantially all of our assets only according to the terms and conditions of the Indentures. The remaining or acquiring corporation will be substituted for us in the Indentures with the same effect as if it had been an original party to the

Indentures. Thereafter, the successor corporation may exercise our rights and powers under any Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our Board of Directors or any of our officers may be done by the board or officers of the successor corporation. If we sell all or substantially all of our assets, we shall be released from all our liabilities and obligations under any Indenture and under the Debt Securities. (Sections 801 & 802.)

MODIFICATION OF INDENTURES

     Under each Indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Sections 901 & 902.)

EVENTS OF DEFAULT

     "Event of Default" when used in an Indenture, will mean any of the following:

     - failure to pay the principal of or any premium on any Debt Security when due;

     - failure to deposit any sinking fund payment when due;

     - failure to pay interest on any Debt Security for 30 days;

     - failure to perform any other covenant in the Indenture that continues for 90 days after being given written notice;

     - certain events in bankruptcy, insolvency or reorganization of Noble Drilling; or

     - any other Event of Default included in any Indenture or supplemental indenture. (Section 501.)

     An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under an Indenture. The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders. (Section 602.)

     If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 502.)

     Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. (Section 601.) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. (Section 512.)

COVENANTS

     Under the Indentures, we will:

     - pay the principal of, and interest and any premium on, the Debt Securities when due;

     - maintain a place of payment;

     - deliver a report to the Trustee at the end of each fiscal year reviewing our obligations under the Indentures; and

     - deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

PAYMENT AND TRANSFER

     Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the Debt Securities are registered on days specified in the Indentures or any Prospectus Supplement. Debt Securities payments in other forms will be paid at a place designated by us and specified in a Prospectus Supplement. (Section 307.)

     Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 1002.)

GLOBAL SECURITIES

     Certain series of the Debt Securities may be issued as permanent global Debt Securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the Prospectus Supplement, the following is a summary of the depository arrangements applicable to Debt Securities issued in permanent global form and for which The Depositary Trust Company ("DTC") acts as depositary (the "Global Debt Securities").

     Each Global Debt Security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, Global Debt Securities are not exchangeable for definitive certificated Debt Securities.

     Ownership of beneficial interests in a Global Debt Security is limited to institutions that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a Global Debt Security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a Global Debt Security. Ownership of beneficial interests in a Global Debt Security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the Debt Securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Debt Security.

     Payment of principal of, and interest on, Debt Securities represented by a Global Debt Security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Debt Security representing those Debt Securities. We have been advised by DTC that upon receipt of any payment of principal of, or interest on, a Global Debt Security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Global Debt Security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a Global Debt Security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

     Neither we, any Trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent Global Debt Security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

     A Global Debt Security is exchangeable for definitive Debt Securities registered in the name of, and a transfer of a Global Debt Security may be registered to, any person other than DTC or its nominee, only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary for that Global Debt Security or at any time DTC ceases to be registered under the Exchange Act;

     - we determine in our discretion that the Global Debt Security shall be exchangeable for definitive Debt Securities in registered form; or

     - there shall have occurred and be continuing an Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default under the Debt Securities.

     Any Global Debt Security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive Debt Securities in registered form, of like tenor and of an equal aggregate principal amount as the Global Debt Security, in denominations specified in the applicable Prospectus Supplement (if other than $1,000 and integral multiples of $1,000). The definitive Debt Securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the Global Debt Security.

     Except as provided above, owners of the beneficial interests in a Global Debt Security will not be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the holders of Debt Securities for any purpose under the Indentures. No Global Debt Security shall be exchangeable except for another Global Debt Security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a Global Debt Security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Global Debt Security or the Indentures.

     We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a Global Debt Security desires to give or take any action that a holder is entitled to give or take under the Debt Securities or the Indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

     DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

DEFEASANCE

     We will be discharged from our obligations on the Debt Securities of any series at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of the series. If this happens, the holders of the Debt Securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities. (Section 401.)

     Under Federal income tax law as of the date of this Prospectus, a discharge may be treated as an exchange of the related Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the Debt Securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the Federal income tax law.

MEETINGS

     Each Indenture contains provisions describing how meetings of the Holders of Debt Securities of a series may be convened. A meeting may be called at any time by the Trustee, and also, upon request, by us or the Holders of at least 10% in principal amount of the outstanding Debt Securities of a series. A notice of the meeting must always be given in the manner described under "-- Notices" below. Generally speaking, except for any consent that must be given by all Holders of a series as described under "-- Modification of Indentures" above, any resolution presented at a meeting of the Holders of a series of Debt Securities may be adopted by the affirmative vote of the Holders of a majority in principal amount of the outstanding Debt Securities of that series, unless the Indenture allows the action to be voted upon to be taken with the approval of the Holders of a different specific percentage of principal amount of outstanding Debt Securities of a series. In that case, the Holders of outstanding Debt Securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series in accordance with the applicable Indenture will be binding on all Holders of Debt Securities of that series and any related coupons, unless, as discussed in "-- Modification of Indentures" above, the action is only effective against Holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Holders holding or representing a majority in principal amount of the outstanding Debt Securities of a series.

GOVERNING LAW

     Each Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

NOTICES

     Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they appear in the Security Register.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     As of the date of this Prospectus, we are authorized to issue up to 215,000,000 shares of stock, including up to 200,000,000 shares of Common Stock and up to 15,000,000 shares of Preferred Stock. As of January 31, 1999, we had 131,142,198 shares of Common Stock and no shares of Preferred Stock outstanding. As of that date, we also had approximately 7,622,676 shares of Common Stock reserved for issuance upon exercise of options or in connection with other awards outstanding under various employee or director incentive, compensation and option plans. In addition, we have reserved for issuance shares of Common Stock for our matching fund obligations under our 401(k) savings plan and employee retirement plans.

     The following summary is not complete. You should refer to the applicable provisions of our Certificate of Incorporation, the Delaware General Corporation Law and the documents we have incorporated by reference for a complete statement of the terms and rights of our capital stock.

COMMON STOCK

     Voting Rights. Each Holder of Common Stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of Preferred Stock pursuant to applicable law or the provision of the Certificate of Designations creating that series, all voting rights are vested in the holders of shares of Common Stock. Holders of shares of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

     Dividends. Dividends may be paid to the holders of Common Stock when, as and if declared by the Board of Directors out of funds legally available for their payment, subject to the rights of holders of any Preferred Stock.

     Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding Preferred Stock, if any, have received their liquidation preferences in full.

     Miscellaneous. The issued and outstanding shares of Common Stock are fully paid and nonassessable. Holders of shares of Common Stock are not entitled to preemptive rights. Shares of Common Stock are not convertible into shares of any other class of capital stock. UMB Bank, NA, Kansas City, Missouri, is the transfer agent and registrar for the Common Stock. The Common Stock is listed on the New York Stock Exchange under the symbol "NE."

PREFERRED STOCK AND DEPOSITARY SHARES

     We may issue shares of our Preferred Stock in one or more series. We will determine the dividend, voting, conversion and other rights of the series being offered and the terms and conditions relating to its offering and sale at the time of the offer and sale. We may also issue fractional shares of Preferred Stock that will be represented by Depositary Shares and Depositary Receipts.

  Description of Preferred Stock.

     The Certificate of Incorporation authorizes the Board of Directors or a committee of the Board of Directors to cause Preferred Stock to be issued in one or more series, without stockholder action. The Board of Directors is authorized to issue up to 15,000,000 shares of Preferred Stock, and can determine the number of shares of each series, and the rights, preferences and limitations of each series. We may amend the Certificate of Incorporation to increase the number of authorized shares of Preferred Stock in a manner permitted by the Certificate of Incorporation and the Delaware General Corporation Law. As of the date of this Prospectus, we have no shares of Preferred Stock outstanding.

     The particular terms of any series of Preferred Stock being offered by us under this shelf registration will be described in the Prospectus Supplement relating to that series of Preferred Stock. Those terms may include:

     - the number of shares of the series of Preferred Stock being offered;

     - the title and liquidation preference per share of that series of the Preferred Stock;

     - the purchase price of the Preferred Stock;

     - the dividend rate (or method for determining such rate);

     - the dates on which dividends will be paid;

     - whether dividends on that series of Preferred Stock will be cumulative or non-cumulative and, if cumulative, the dates from which dividends shall commence to accumulate;

     - any redemption or sinking fund provisions applicable to that series of Preferred Stock;

     - any conversion provisions applicable to that series of Preferred Stock;

     - whether we have elected to offer Depositary Shares with respect to that series of Preferred Stock; or

     - any additional dividend, liquidation, redemption, sinking fund and other rights and restrictions applicable to that series of Preferred Stock.

     If the terms of any series of Preferred Stock being offered differ from the terms set forth below, those terms will also be disclosed in the Prospectus Supplement relating to that series of Preferred Stock. The following summary is not complete. You should refer to the Certificate of Designations relating to the series of the Preferred Stock for the complete terms of that Preferred Stock. That Certificate of Designations for any series of Preferred Stock will be filed with the SEC promptly after the offering of that series of Preferred Stock.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement, in the event we liquidate, dissolve or wind-up our business, each series of Preferred Stock will have the same rank as to dividends and distributions as each other series of the Preferred Stock we may issue in the future. The Preferred Stock will have no preemptive rights.

     Dividend Rights. Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, cash dividends at the rates and on the dates set forth in the Prospectus Supplement. Dividend rates may be fixed or variable or both. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Each dividend will be payable to the holders of record as they appear on our stock books (or, if applicable, the records of the Depositary referred to below under "Depositary Shares") on record dates determined by the Board of Directors. Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as specified in the Prospectus Supplement. If the Board of Directors fails to declare a dividend on any series of Preferred Stock for which dividends are non-cumulative, then the right to receive that dividend will be lost, and we will have no obligation to pay the dividend for that dividend period, whether or not dividends are declared for any future dividend period.

     No full dividends will be declared or paid on any series of Preferred Stock, unless full dividends for the dividend period commencing after the immediately preceding dividend payment date (and cumulative dividends still owing, if any) have been or contemporaneously are declared and paid on all other series of Preferred Stock which have the same rank as, or rank senior to, that series of Preferred Stock. When those dividends are not paid in full, dividends will be declared pro rata, so that the amount of dividends declared per share on that series of Preferred Stock and on each other series of Preferred Stock having the same rank as, or ranking senior to, that series of Preferred Stock will in all cases bear to each other the same ratio that accrued dividends per share on that series of Preferred Stock and the other Preferred Stock bear to each other. In addition, generally, unless full dividends, including cumulative dividends still owing, if any, on all outstanding shares of any series of Preferred Stock have been paid, no dividends will be declared or paid on the Common Stock and generally we may not redeem or purchase any Common Stock. No interest, or sum of money in lieu of interest, will be paid in connection with any dividend payment or payments which may be in arrears.

     The amount of dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months and, for any period less than a full month, the actual number of days elapsed in the period.

     Rights Upon Liquidation. In the event we liquidate, dissolve or wind-up our affairs, either voluntarily or involuntarily, the holders of each series of Preferred Stock will be entitled to receive liquidating distributions in the amount set forth in the Prospectus Supplement relating to each series of Preferred Stock, plus an amount equal to accrued and unpaid dividends, if any, before any distribution of assets is made to the holders of Common Stock. If the amounts payable with respect to Preferred Stock of any series and any stock having the same rank as that series of Preferred Stock are not paid in full, the holders of Preferred Stock and of such other stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After the holders of each series of Preferred Stock and any stock having the same rank as the Preferred Stock are paid in full, they will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our property or business nor a merger or consolidation by us with any other corporation will be considered a dissolution, liquidation or winding up by us of our business or affairs.

     Redemption. Any series of Preferred Stock may be redeemable, in whole or in part, at our option. In addition, any series of Preferred Stock may be subject to mandatory redemption pursuant to a sinking fund. The redemption provisions that may apply to a series of Preferred Stock, including the redemption dates and the redemption prices for that series, will be set forth in the Prospectus Supplement.

     If a series of Preferred Stock is subject to mandatory redemption, the Prospectus Supplement will specify the year we can begin to redeem shares of the Preferred Stock, the number of shares of the Preferred Stock we can redeem each year, and the redemption price per share. We may pay the redemption price in cash, stock or in cash that we have received specifically from the sale of our capital stock, as specified in the Prospectus Supplement. If the redemption price is to be paid only from the proceeds of the sale of our capital stock, the terms of the series of Preferred Stock may also provide that, if no such capital stock is sold or if the amount of cash received is insufficient to pay in full the redemption price then due, the series of Preferred Stock will automatically be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the Prospectus Supplement.

     If fewer than all the outstanding shares of any series of Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the Board of Directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable. From and after the redemption date, dividends will cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders of those shares (except the right to receive the redemption price) will cease.

     In the event that full dividends, including accrued but unpaid dividends, if any, have not been paid on any series of Preferred Stock, we may not redeem that series in part and we may not purchase or acquire any shares of that series of Preferred Stock, except by an offer made on the same terms to all holders of that series of Preferred Stock.

     Conversion Rights. The Prospectus Supplement will state the terms, if any, on which shares of a series of Preferred Stock are convertible into shares of Common Stock or another series of our Preferred Stock. As described under "-- Redemption" above, under certain circumstances, Preferred Stock may be mandatorily converted into Common Stock or another series of our Preferred Stock.

     Voting Rights. Except as indicated below or in the Prospectus Supplement, or except as expressly required by applicable law, the holders of Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement, in the event we issue full shares of any series of Preferred Stock, each share will be entitled to one vote on matters on which holders of that series of Preferred Stock are entitled to vote. However, as more fully described below under "-- Description of Depositary Shares", if we issue Depositary Shares representing a fraction of a share of a series of Preferred Stock, each Depositary Share will, in effect, be entitled to that fraction of a vote, rather than a full vote. Because each full share of any series of Preferred Stock will be entitled to one vote, the voting power of that series will depend on the number of shares in that series, and not on the aggregate liquidation preference or initial offering price of the shares of that series of Preferred Stock.

     Transfer Agent and Registrar. UMB Bank, NA, Kansas City, Missouri, will be the transfer agent, registrar and dividend disbursement agent for the Preferred Stock and any Depositary Shares (see the description of Depositary Shares below). The registrar for the Preferred Stock will send notices to the holders of the Preferred Stock of any meetings at which such holders will have the right to elect directors or to vote on any other matter.

  Description of Depositary Shares.

     General. We may, at our option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. If we do, we will issue to the public receipts for Depositary Shares, and each of these Depositary Shares will represent a fraction (to be set forth in the Prospectus Supplement) of a share of a particular series of Preferred Stock.

     The shares of any series of Preferred Stock underlying the Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between us and a bank or trust company selected by us (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in shares of Preferred Stock underlying that Depositary Share, to all the rights and preferences of the Preferred Stock underlying that Depositary Share. Those rights include dividend, voting, redemption, conversion and liquidation rights.

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be issued to those persons who purchase the fractional interests in the Preferred Stock underlying the Depositary Shares, in accordance with the terms of the offering. Copies of the forms of Deposit Agreement and Depositary Receipt are filed as exhibits to the registration statement. The following summary of the Deposit Agreement, the Depositary Shares and the Depositary Receipts is not complete. You should refer to the forms of the Deposit Agreement and Depositary Receipts that are filed as exhibits to the registration statement.

     Dividends and Other Distributions. The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to that Preferred Stock in proportion to the number of Depositary Shares owned by those holders.

     If there is a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares that are entitled to receive the distribution, unless the Depositary determines that it is not feasible to make the distribution. If this occurs, the Depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

     Redemption of Depositary Shares. If a series of Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of that series of Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the Preferred Stock. Whenever we redeem shares of Preferred Stock that are held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares called for redemption will no longer be outstanding, and all rights of the holders of those Depositary Shares will cease, except the right to receive any money, securities, or other property upon surrender to the Depositary of the Depositary Receipts evidencing those Depositary Shares.

     Voting the Preferred Stock. Upon receipt of notice of any meeting at which the holders of Preferred Stock are entitled to vote, the Depositary will mail the information contained in the notice of meeting to the record holders of the Depositary Shares underlying that Preferred Stock. Each record holder of those Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of the Preferred Stock underlying that holder's Depositary Shares. The Depositary will try, as far as practicable, to vote the number of shares of Preferred Stock underlying those Depositary Shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will not vote the shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares underlying the Preferred Stock.

     Amendment and Termination of the Depositary Agreement. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may be amended at any time by agreement between us and the Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless the amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by us or by the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution of the underlying Preferred Stock in connection with our liquidation, dissolution or winding up and the Preferred Stock has been distributed to the holders of Depositary Receipts.

     Resignation and Removal of Depositary. The Depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the Depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor Depositary and its acceptance of its appointment. The successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

     Miscellaneous. The Depositary will forward to holders of Depository Receipts all reports and communications from us that we deliver to the Depositary and that we are required to furnish to the holders of the Preferred Stock.

     Neither we nor the Depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the Deposit Agreement. Our obligations and those of the Depositary will be limited to the performance in good faith of our respective duties under the Deposit Agreement. Neither we nor the Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. We and the Depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

     Description of Permanent Global Preferred Securities.

     Certain series of the Preferred Stock or Depositary Shares may be issued as permanent global securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the Prospectus Supplement, the following is a summary of the depositary arrangements applicable to Preferred Stock or Depositary Receipts issued in permanent global form and for which DTC acts as the depositary ("Global Preferred Securities").

     Each Global Preferred Security will be deposited with, or on behalf of, DTC or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, Global Preferred Securities are not exchangeable for definitive certificated Preferred Stock or Depositary Receipts.

     Ownership of beneficial interests in a Global Preferred Security is limited to institutions that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a Global Preferred Security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a Global Preferred Security. Ownership of beneficial interests in a Global Preferred Security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the Preferred Stock or Depositary Shares, as the case may be, represented by a Global Preferred Security. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Preferred Security.

     Payments on Preferred Stock and Depositary Shares represented by a Global Preferred Security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Preferred Security representing the Preferred Stock or Depositary Shares. We have been advised by DTC that upon receipt of any payment on a Global Preferred Security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in that Global Preferred Security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a Global Preferred Security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither we nor any of our agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of beneficial interests in a Global Preferred Security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

     A Global Preferred Security is exchangeable for definitive certificated Preferred Stock or Depositary Receipts, as the case may be, registered in the name of, and a transfer of a Global Preferred Security may be registered to, a person other than DTC or its nominee, only if:

     - DTC notifies us that it is unwilling or unable to continue as Depositary for the Global Preferred Security or at any time DTC ceases to be registered under the Exchange Act; or

     - We determine in our discretion that the Global Preferred Security shall be exchangeable for definitive Preferred Stock or Depositary Receipts, as the case may be, in registered form.

     Any Global Preferred Security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive certificated Preferred Stock or Depositary Receipts, as the case may be, registered by the registrar in the name or names instructed by DTC. We expect that those instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in that Global Preferred Security.

     Except as provided above, owners of the beneficial interests in a Global Preferred Security will not be entitled to receive physical delivery of certificates representing shares of Preferred Stock or Depositary Shares, as the case may be, and will not be considered the holders of Preferred Stock or Depositary Shares, as the case may be. No Global Preferred Security shall be exchangeable except for another Global Preferred Security to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a Global Preferred Security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder of Preferred Stock or Depositary Shares, as the case may be.

     We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a Global Preferred Security desires to give or take any action that a holder of Preferred Stock or Depositary Shares, as the case may be, is entitled to give or take, DTC would authorize the participants holding the relevant beneficial interests to give or take that action and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

     A brief description of DTC is set forth above under "Description of Debt Securities -- Permanent Global Debt Securities."

WARRANTS

     We may issue Warrants for the purchase of Debt Securities, Preferred Stock or Common Stock. We may issue Warrants alone or together with any other securities. Each series of Warrants will be issued under a separate Warrant Agreement (each a "Warrant Agreement") to be entered into between us and a Warrant Agent ("Warrant Agent"). The Warrant Agent will act solely as our agent in connection with the Warrant of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of Warrants. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

FOREIGN OWNERSHIP

     The Certificate of Incorporation contains provisions that limit foreign ownership of our capital stock. These provisions protect our ability to continue to own our mobile offshore drilling units as U.S. flag vessels and to comply with certain financial covenants that require us to maintain U.S. citizenship that are contained in certain of our financing agreements.

     In order to continue to enjoy the benefits of U.S. flag registry for our vessels, we must maintain "United States citizenship" as defined in the Shipping Act, 1916, as amended (the "Shipping Act"). A corporation is not considered a U.S. citizen for these purposes unless, among other things, the controlling interest of the corporation (a majority in the case of non-coastwise trade) is owned by U.S. citizens. Under regulations adopted by the U.S. Maritime Administration to implement the citizenship requirements, the "controlling interest" test is applied to each class of our stock. The Common Stock and Preferred Stock (combining all series of Preferred Stock) are considered to be separate classes of capital stock for this purpose.

     Under the provisions of the Certificate of Incorporation, (i) any transfer, or attempted or purported transfer, of any shares of our capital stock that would result in the ownership or control by one or more persons who is not a U.S. citizen for purposes of the Shipping Act of an aggregate percentage of the shares of any class of capital stock in excess of a fixed percentage (the "Permitted Percentage") that is equal to 90% of the percentage that would prevent us from being a U.S. citizen (currently 50%) for purposes of the Shipping Act, will, for so long as such excess shall exist, be void and ineffective as against us, and (ii) if at any time ownership of shares of our capital stock (either of record or beneficial) by persons other than U.S. citizens exceeds the Permitted Percentage, we may withhold payment of dividends on such shares determined to be in excess of the Permitted Percentage and may suspend voting rights attributable to such shares. The shares subject to any such withholding of dividends or suspension of voting rights would be those foreign-owned shares that our Board of Directors determines became so owned most recently. The Permitted Percentage is currently 45%.

PREFERRED STOCK PURCHASE RIGHTS

     We have a stockholder rights plan which was adopted in 1995 and amended in 1997. Under this plan, one Right (a "Right") is attached to each outstanding share of Common Stock. The Rights are exercisable only if a person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of our Common Stock. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $120.00. The existence of the Rights may, under certain circumstances, render more difficult or discourage attempts to acquire us.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

BY AGENTS

     Offered securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

BY UNDERWRITERS

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

DIRECT SALES

     Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved.

GENERAL INFORMATION

     Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in a Prospectus Supplement.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Debt Securities we are offering pursuant to this Prospectus will be passed upon for us by our counsel, Thompson & Knight, P.C., Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                                  $400,000,000

                                  [NOBLE LOGO]

                           NOBLE DRILLING CORPORATION

                    $150,000,000 6.95% SENIOR NOTES DUE 2009

                    $250,000,000 7.50% SENIOR NOTES DUE 2019

                ------------------------------------------------

                             PROSPECTUS SUPPLEMENT

                ------------------------------------------------

                               Joint Bookrunners

                              MERRILL LYNCH & CO.

                              SALOMON SMITH BARNEY

                                 MARCH 11, 1999

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